Exhibit 97.1

TACTICAL RESOURCES CORP.

DODD-FRANK CLAWBACK POLICY

Adopted August 13, 2026

The Board of Directors (the “Board”) of Tactical Resources Corp. (the “Company”) has adopted this Dodd-Frank Clawback Policy (this “Policy”) in accordance with the applicable provisions of The Nasdaq Global Market Listing Rules (the “Clawback Rules”), promulgated pursuant to the final rules adopted by the Securities and Exchange Commission enacting the clawback standards under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Capitalized terms not otherwise defined in this Policy have the meanings given to them under the Clawback Rules. Either the Board or the Committee reserves the right to amend this Policy at any time and for any reason, subject to applicable law and the Clawback Rules.

1.	Recovery of Erroneously Awarded Incentive Compensation

The Company shall comply with the Clawback Rules and reasonably promptly recover Erroneously Awarded Compensation Received by current or former Executive Officers of the Company (“Covered Individuals”) in the event the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Committee may determine not to recover Erroneously Awarded Compensation pursuant to this Policy in circumstances where non-enforcement is expressly permitted by the Clawback Rules, including where recovery would violate applicable home country laws in effect before November 28, 2022.

2.	Covered Individuals

The Committee shall determine the Company’s Covered Individuals, an initial list of whom is set forth in Appendix A, which Appendix A may be updated by the Committee from time to time. The Company shall also obtain an acknowledgement from each Covered Individual that such Covered Individual has read and understands this Policy. A form of such acknowledgement is attached hereto as Appendix B.

3.	Covered Compensation

This Policy applies to the Incentive-Based Compensation Received by a Covered Individual: (1) after such Covered Individual began service as an Executive Officer; (2) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (3) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (4) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described above (or during any transition period, that results from a change in the Company’s fiscal year, within or immediately following those three completed fiscal years, as determined in accordance with the Clawback Rules). Notwithstanding the foregoing, this Policy shall not apply to Incentive-Based Compensation Received by a Covered Individual prior to October 2, 2023.

The amount of Incentive-Based Compensation subject to this Policy is the Erroneously Awarded Compensation, which is the amount of Incentive-Based Compensation Received by a Covered Individual that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received by the Covered Individual had it been determined based on the restated amount (or otherwise determined in accordance with the Clawback Rules), and will be computed without regard to any taxes paid by the Covered Individual (or withheld from the Incentive-Based Compensation). The Committee shall make all determinations regarding the amount of Erroneously Awarded Compensation.

4.	Method of Recovery

The Committee shall determine, in its sole discretion, the manner in which any Erroneously Awarded Compensation shall be recovered to the extent permitted under the Clawback Rules, which method of recovery need not be uniform with respect to each Covered Individual. Methods of recovery may include, but are not limited to: (1) seeking direct repayment from the Covered Individual; (2) reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement pursuant to which the Incentive-Based Compensation was paid) the amount that would otherwise be payable to the Covered Individual under any compensation, bonus, incentive, equity and other benefit plan, agreement, policy or arrangement maintained by the Company or any of its affiliates; (3) cancelling any award (whether cash- or equity-based) or portion thereof previously granted to the Covered Individual; or (4) any combination of the foregoing.

5.	No-Fault Basis

This Policy applies on a no-fault basis, and Covered Individuals will be subject to recovery under this Policy without regard to their personal culpability.

6.	Other Company Arrangements

This Policy shall be in addition to, and not in lieu of, any other clawback, recovery or recoupment policy maintained by the Company from time to time, as well as any clawback, recovery or recoupment provision in any of the Company’s plans, awards or individual agreements (including the clawback, recovery and recoupment provisions in the Company’s equity award agreements) (collectively, “Other Company Arrangement”) and any other rights or remedies available to the Company, including termination of employment; provided, however, that there is no intention to, nor shall there be, any duplicative recoupment of the same compensation under more than one policy, plan, award or agreement. In addition, no Other Company Arrangement shall serve to restrict the scope or the recoverability of Erroneously Awarded Compensation under this Policy or in any way limit recovery in compliance with the Clawback Rules.

7.	No Indemnification

Notwithstanding anything to the contrary set forth in any policy, arrangement, bylaws, charter, certificate of incorporation or plan of the Company or any individual agreement between a Covered Individual and the Company or any of its affiliates, no Covered Individual shall be entitled to indemnification from the Company or any of its affiliates for the amount that is or may be recovered by the Company pursuant to this Policy; provided, however, that to the extent expense advancement or reimbursement is available to a Covered Individual, this Policy shall not serve to prohibit such advancement or reimbursement.

8.	Administration; Interpretation

The Committee shall interpret and construe this Policy consistent with the Clawback Rules and applicable laws and regulations and shall make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Committee shall be final, binding and conclusive on all affected individuals. As required by the Clawback Rules, the Company shall provide public disclosures related to this Policy and any applicable recoveries of Erroneously Awarded Compensation. To the extent this Policy conflicts or is inconsistent with the Clawback Rules, the Clawback Rules shall govern. In no event is this Policy intended to be broader than, or require recoupment in addition to, that required pursuant to the Clawback Rules. To the extent that the Clawback Rules cease to be in force or cease to apply to the Company, this Policy shall also cease to be in force.

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Appendix A

COVERED INDIVIDUALS

This list of executive officers covered under the Policy may be updated by the Committee from time-to-time:

The Company’s Chief Executive Officer;

The Company’s Chief Financial Officer; and

The Company’s Chief Accounting Officer/Controller as the case may be.

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Appendix B

COVERED INDIVIDUAL ACKNOWLEDGMENT

I, [INSERT NAME], acknowledge that I have received a copy of the Policy and the Clawback Rules, and that I have read and understood the Policy and the Clawback Rules. I further understand that, notwithstanding anything to the contrary in any plan, agreement or arrangement between me and the Company, the Policy applies to my Incentive-Based Compensation, as defined in the Clawback Rules, and that I agree to take all actions necessary to assist the Company in complying with the Policy and the Clawback Rules. I acknowledge and agree that I am not entitled to any indemnification or reimbursement from the Company for any amounts recovered from me under the Policy.

COVERED INDIVIDUAL

Name:
Date:

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